As filed with the Securities and Exchange Commission on June 28, 2013
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Associate Benefits Committee
Duke Realty 401(k) Plan:
We have audited the accompanying statements of assets available for plan benefits of Duke Realty 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the Plan's controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, schedule H, line 4a - schedule of delinquent participant contributions and schedule H, line 4i - schedule of assets (held at end of year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 28, 2013

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2012 and 2011
	2012	2011
Assets held by trustee:
Investments, at fair value:
Money market funds	$4,757,506	$4,922,396
Mutual funds	65,917,156	58,652,562
Common and preferred stock	22,915,075	19,450,473
U.S. treasury notes	30,097	5,081
Total investments	93,619,834	83,030,512
Receivables:
Employer discretionary contribution	940,995	1,097,285
Employer match contribution	81,695	94,303
Notes receivable from participants	1,838,242	1,960,883
Total receivables	2,860,932	3,152,471

Assets available for plan benefits	$96,480,766	$86,182,983
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2012 and 2011
	2012	2011
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$8,436,415	$(6,801,312)
Interest and dividends	3,093,266	2,936,450
Total investment income (loss)	11,529,681	(3,864,862)
Interest income on notes receivable from participants	98,707	84,005
Contributions:
Participants’ salary deferral	5,260,835	5,588,470
Employer matching of salary deferral	1,455,921	1,662,347
Employer discretionary	940,995	1,097,285
Participants’ rollover	58,399	314,611
Total contributions	7,716,150	8,662,713
Total additions	19,344,538	4,881,856
Deductions from assets attributed to:
Benefits paid to participants	8,995,530	4,751,009
Administrative fees	51,225	46,384
Total deductions	9,046,755	4,797,393
Net increase	10,297,783	84,463
Assets available for plan benefits:
Beginning of year	86,182,983	86,098,520
End of year	$96,480,766	$86,182,983
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to be less than 1% and not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer reinstated the Employer match effective January 1, 2011 after suspending the match as of July 1, 2009. The Employer matches participant contributions annually up to 2% of total compensation. The Employer matching contribution is limited to a participant’s first $250,000 of compensation ($245,000 in 2011). Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $1,097,285 in 2011 (paid in 2012) and $940,995 in 2012 (to be paid in 2013).

(c)	Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan repayment periods may not exceed five years except for the loans used to acquire a principal residence, in which case the repayment period may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 9.25% at December 31, 2012 and have maturities from January 2013 through September 2022. Principal and interest is paid ratably through payroll deductions.

(f)	Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(g)	Forfeitures
Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2012 and 2011, Employer contributions were reduced by $80,000 and $0, respectively, from forfeited nonvested accounts. As of December 31, 2012 and 2011, there are $45,430 and $66,407, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefit Committee determines the Plan's valuation policy utilizing information provided by the investment advisers and custodian. See note 6 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Administrative Expenses
In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(f)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)	Investments
The following table represents the fair value of individual investments that exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2012	2011
Duke Realty Corporation Common Stock	$20,277,640	$17,515,435
Fidelity Spartan Total Market Index Fund Institutional	5,357,983	4,808,648
Goldman Sachs Mid Cap Value - Class A	5,308,414	4,919,592
Growth Fund of America	N/A	6,374,397
Invesco Growth and Income Fund	5,365,325	4,778,039
Janus Overseas I	5,236,909	4,661,525
Pimco Total Return Fund – Admin Class	N/A	7,408,370
Pimco Total Return Fund – Institutional Class	8,571,442	N/A
Royce Low-Priced Stock Fund – Service Class	N/A	4,350,532
T. Rowe Price Blue Chip Growth Fund	7,047,969	N/A

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Common and preferred stock	$3,060,704	$(878,601)
Mutual funds	5,375,639	(5,922,953)
U.S. treasury notes	72	242
	$8,436,415	$(6,801,312)

(5)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of

December 31, 2012, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(6)	Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.
Money market funds, equity securities, and U.S. treasury notes: Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities & Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed activity traded. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments.

The following tables summarize assets measured at fair value on a recurring basis as of December 31, 2012 and 2011.

December 31, 2012
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$4,757,506	—	—	$4,757,506
Mid/Large Cap Stock	42,816,702	—	—	42,816,702
Fixed Income	12,162,175	—	—	12,162,175
International	5,236,909	—	—	5,236,909
Small Cap Stock	3,610,853	—	—	3,610,853
Aggressive Allocation	15,276	—	—	15,276
Basket	145,046	—	—	145,046
Bond	151,841	—	—	151,841
China Region	14,949	—	—	14,949
Conservative Allocation	33,078	—	—	33,078
Consumer Defensive	15,530	—	—	15,530
Currency	49,869	—	—	49,869
Diversified Emerging Markets	26,416	—	—	26,416
Foreign Large Blend	200,300	—	—	200,300
Foreign Large Growth	59,627	—	—	59,627
High Yield Bond	142,484	—	—	142,484
Intermediate Term Bond	113,444	—	—	113,444
Large Blend	153,488	—	—	153,488
Large Growth	38,933	—	—	38,933
Large Value	21,223	—	—	21,223
Market Neutral	173,804	—	—	173,804
Mid-Cap Blend	59,194	—	—	59,194
Mid-Cap Growth	24,725	—	—	24,725
Mid-Cap Value	11,547	—	—	11,547
Natural Resources	50,034	—	—	50,034
Short Government	33,198	—	—	33,198
Target Date 2031 - 2035	298,144	—	—	298,144
Utilities	11,415	—	—	11,415
World Allocation	34,718	—	—	34,718
World Bond	158,609	—	—	158,609
Other	53,625	—	—	53,625
Common and preferred stock	22,915,075	—	—	22,915,075
U.S. Treasury notes	30,097	—	—	30,097
Outstanding at December 31, 2012	$93,619,834	$—	$—	$93,619,834

December 31, 2011
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money market funds	$4,922,396	—	—	$4,922,396
Mid/Large Cap Stock	37,553,901	—	—	37,553,901
Fixed Income	10,997,330	—	—	10,997,330
International	4,661,525	—	—	4,661,525
Small Cap Stock	4,350,532	—	—	4,350,532
China Region	12,155	—	—	12,155
Conservative Allocation	10,195	—	—	10,195
Consumer Defensive	11,156	—	—	11,156
Diversified Emerging Markets	18,890	—	—	18,890
Foreign Large Blend	55,970	—	—	55,970
Foreign Large Growth	55,432	—	—	55,432
Foreign Large Value	18,329	—	—	18,329
Intermediate Term Bond	98,284	—	—	98,284
Large Blend	273,100	—	—	273,100
Large Growth	30,506	—	—	30,506
Large Value	15,120	—	—	15,120
Mid-Cap Blend	52,949	—	—	52,949
Mid-Cap Growth	23,381	—	—	23,381
Mid-Cap Value	10,932	—	—	10,932
Natural Resources	29,646	—	—	29,646
Short Government	32,961	—	—	32,961
Target Date 2031-2035	258,890	—	—	258,890
Utilities	11,449	—	—	11,449
World Allocation	11,198	—	—	11,198
World Bond	22,951	—	—	22,951
Other	35,780	—	—	35,780
Common and preferred stock	19,450,473	—	—	19,450,473
U.S. treasury notes	5,081	—	—	5,081
Outstanding at December 31, 2011	$83,030,512	$—	$—	$83,030,512

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(7)	Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, and Fidelity Spartan Total Market Index Fund Institutional. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(8)	Concentrations
At December 31, 2012 and 2011, approximately 21% and 20%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)	Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for plan benefits according to the financial statements as of December 31, 2012 and 2011, to the Form 5500:

	2012	2011

Assets available for plan benefits per the financial statements	$96,480,766	$86,182,983
Certain deemed distributions of participant loans	(125,444)	(35,392)
	$96,355,322	$86,147,591

The following is a reconciliation of the net increase per the financial statements and the net income per the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Net increase per the financial statements	$10,297,783	$84,463
Change in certain deemed distributions of participant loans	(90,052)	(35,392)
	$10,207,731	$49,071

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the asset balance reported in the financial statements at December 31, 2012 and 2011, but are removed from the assets reported on the Form 5500.

(11)	Subsequent Events
Effective February 1, 2013, the Employer amended the 401(k) match. The Employer now matches 50% of participant contributions annually up to 6% of total compensation for all employees.

Duke Realty 401(k) Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2012 and 2011
Participant	Total that constitute nonexempt prohibited transactions			Total fully
contributions		Contributions	Contributions	corrected under
transferred late	Contributions	corrected outside	pending correction	VFCP and PTE
to Plan	not corrected	VFCP	in VFCP	2002-51
$219,017	—	—	—	$219,017

It was noted that there was an unintentional delay by the Company in submitting a 2011 participant contribution related to 2011 pay in the amount of $219,017 to the Trustee. On June 27, 2012 the Company reimbursed the Plan for lost interest in the amount of $171.

See accompanying report of independent registered public accounting firm.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
Party-in-			Current
interest	Identity	Description of investment	value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$3,636,006
	Mutual funds:
	Calamos	Calamos Growth Fund	3,996,743
*	Fidelity	Fidelity Balanced K Fund	4,741,907
*	Fidelity	Fidelity Freedom K 2005 Fund	56,736
*	Fidelity	Fidelity Freedom K 2010 Fund	48,049
*	Fidelity	Fidelity Freedom K 2015 Fund	352,946
*	Fidelity	Fidelity Freedom K 2020 Fund	1,727,508
*	Fidelity	Fidelity Freedom K 2025 Fund	1,656,980
*	Fidelity	Fidelity Freedom K 2030 Fund	2,174,260
*	Fidelity	Fidelity Freedom K 2035 Fund	1,728,959
*	Fidelity	Fidelity Freedom K 2040 Fund	1,042,003
*	Fidelity	Fidelity Freedom K 2045 Fund	706,331
*	Fidelity	Fidelity Freedom K 2050 Fund	429,168
*	Fidelity	Fidelity Freedom K 2055 Fund	4,795
*	Fidelity	Fidelity Freedom K Income Fund	390,040
*	Fidelity	Fidelity Inflation-Protected Bond Fund	3,143,957
*	Fidelity	Fidelity Spartan Total Market Index Fund Institutional	5,357,983
	Goldman Sachs	Goldman Sachs Mid-Cap Value - Class A	5,308,414
	Invesco	Invesco Growth and Income Fund - Class A	5,365,325
	Janus	Janus Overseas I	5,236,909
	Pimco	Pimco Total Return Fund – Institutional Class	8,571,442
	Royce	Royce Low-Priced Stock Fund – Service Class	3,610,853
	TRP	T. Rowe Price Blue Chip Growth Fund	7,047,969
	TRP	T. Rowe Price Mid-Cap Growth Fund	1,127,363
			$63,826,640
	Common and preferred stock:
*	Duke Realty Corporation	Common and preferred stock	20,277,640

	Participant directed brokerage account		5,879,548

*	Notes receivable from participants (interest rates ranging from 4.25% to 9.25%)		$1,838,242

*	Denotes exempt party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE REALTY 401(k) PLAN

Date: June 28, 2013	/s/ Denise K. Dank
Denise K. Dank Sr. Vice President of Human Resources Chairman, Associate Benefits Committee

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke Realty 401 (k) Plan

We consent to the incorporation by reference in the registration statement No. 33-55727 on Form S-8 of Duke Realty Corporation of our report dated June 28, 2013 with respect to the statements of assets available for plan benefits of the Duke 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in assets available for plan benefits for the years then ended, the supplemental schedule H, line 4a – schedule of delinquent participant contributions, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the Duke 401(k) Plan.

/s/ KPMG LLP

Indianapolis, Indiana
June 28, 2013